15046858

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CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-066667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RainMaker Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Michigan Avenue, Suite 600
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Anderson - 7735105900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glen Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RainMaker Securities, LLC, as of February 27th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

President

Title

Notary Public

S. BANKS
Commission # 1937396
Notary Public - California
San Francisco County
My Comm. Expires May 20, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RainMaker Securities, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014

RainMaker Securities, LLC

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Members of Rainmaker Securities LLC

We have audited the accompanying financial statements of Rainmaker Securities LLC which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Rainmaker Securities LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainmaker Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of Rainmaker Securities LLC's financial statements. The supplemental information is the responsibility of Rainmaker Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2015

RainMaker Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets		
Cash	$	55,621
Accounts receivable		18,538
Other assets		9,196
Total assets	$	83,355
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	34,922
Total liabilities		34,922
Members' equity		
Members' equity		774,405
Retained earnings		(725,972)
Total members' equity		48,433
Total liabilities and members' equity	$	83,355

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2014	
Revenue	
Commissions and retainer fees	$ 2,547,299
Other income	74,224
Total revenue	2,621,523
Expenses	
Sales commissions	1,544,637
Registered representative payments	519,380
Strategic alliance	238,003
Payroll Expenses	164,117
Travel and Entertainment	53,069
Professional and consulting fees	28,527
Data Mgmt/Archiving	19,444
Bad Debt Writeoffs	16,513
Rent	16,388
Licenses & Permits	13,095
Regulatory fees and expenses	12,593
Other operating expenses	25,234
Total expenses	2,651,000
Net Income (loss)	$ (29,477)

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2014

Members' equity, beginning of year	$	57,910
Member contributions		20,000
Member withdrawals		-
Net income (loss)		(29,477)
Members' equity, end of year	$	48,433

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

Cash flows from operating activities		
Net Income (loss)	$	(29,477)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(17,007)
Other assets		(1,735)
Accrued liabilities		28,945
Net cash provided by (used in) operating activities		(19,274)
Cash flows from financing activities		
Capital contributions, net of change in advance capital contributions and capital contributions receivable		20,000
Net cash provided by (used in) financing activities		20,000
Net change in cash and cash equivalents		726
Cash and cash equivalents, beginning of year		54,895
Cash and cash equivalents, end of year	$	55,621

See accompanying notes to financial statements.

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

RainMaker Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2004. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company conducts business to assist clients with the private placement of debt and equity capital. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are recognized when earned or incurred.

Income Taxes

The Company is organized in the state of Illinois as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

Management has continued to evaluate the application of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740 "Income Taxes" to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. The 2010 through 2014 tax years generally remain subject to examination by the U.S. Federal and most state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's adjusted net capital was approximately $24,500 which exceeded the requirement by approximately $19,500.

3. Related party transactions

The Company pays Cogentic Partnership fees for consulting services. The President of the Company is part owner of Cogentic Partnership. During 2014 the expenses incurred for these consulting services were $238,003.

4. Leases

The Company has an operating lease for office space that automatically renews at the end of each calendar month for an additional calendar month. The lease can be terminated with thirty days written notice. Rent expense for the year ended December 31, 2014 was $16,388.

5. Change in accounting principle

During 2014, FINRA had mandated the Company change its accounting practice on its treatment of commission revenue and sales commission expense. Previously, expense (payables to the registered rep) was recognized in the accounting period that revenue (receivables) was collected as stipulated in the registered representative agreements. FINRA requires the Company to have the revenue (receivables) and expense (payables) to match in the same period regardless of when the receivables were collected.

6. Warrants

RMS from time to time may receive warrants from its clients as selling compensation related to its role as selling agent in an investment transaction. The warrants provide RMS with exposure to potential gains upon appreciation in the price of the client's equity shares. RMS values it's warrant holdings by their intrinsic value and the end of each reporting period, whereby the intrinsic value is defined as the difference between the market price of the shares and the strike price of the warrants. Because RMS almost exclusively receives warrants in the equity shares of private companies, where there is no current public market for the shares, the market price is established by the greater of (a) the most recent 409(a) valuation of the shares (b) the price per share paid by investors in the most recent sale of the same class of equity shares by the client where the sale exceeds 5% of the outstanding equity shares of that class.

7. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures or adjustments

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

December 31, 2014

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	48,433
Less: Non allowable assets		(23,884)
Net capital		24,549
Haircut on securities		-
Adjusted net capital		24,549
Net minimum capital requirement of 6.67% of aggregate indebtedness of $2,329 or $5,000 whichever is greater		5,000
Excess net capital	$	19,549

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2014. as amended	$	24,550
Rounding		(1)
Net capital per above computation	$	24,549

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2014, as amended.

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2014

MC
MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members
Rainmaker Securities LLC
Chicago, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Rainmaker Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rainmaker Securities LLC's compliance with the applicable instructions of Form SIPC-7. Rainmaker Securities LLC's management is responsible for Rainmaker Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31-2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066667 FINRA DEC
RAINMAKER SECURITIES LLC 16*16
500 N MICHIGAN AVENUE, STE 600
CHICAGO IL 60611-3754

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Glen Anderson - 7735105900

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 5,842.06

B. Less payment made with SIPC-6 filed (exclude interest) (2,907.56)
8/11/2014
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 2,934.50

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,934.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,934.50 paid by wire

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Not Applicable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RainMaker Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,621,522.65
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	0.00
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0.00
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0.00
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	0.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Non-Securities Revenue from Consulting Work (Deductions in excess of $100,000 require documentation)	284,696.74
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	284,696.74
2d. SIPC Net Operating Revenues	$2,336,825.91
2e. General Assessment @ .0025	$5,842.06

(to page 1, line 2.A.)

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Report of Independent Registered Public Accounting Firm

To the Members of Rainmaker Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rainmaker Securities LLC ("the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k (1) (the "exemption provisions") and (2) Rainmaker Securities LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Rainmaker Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rainmaker Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2015

February 15th, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, RainMaker Securities, LLC (CRD#132995) claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

RainMaker Securities, LLC met the exemption provided above for the period ending December 31, 2014.

Sincerely,

Glen Anderson (CRD#5030000)
President
RainMaker Securities, LLC
(312) 254-5048 x1